UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
P3 Health Partners Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
744413 105
(CUSIP Number)
Sherif Abdou, M.D.
c/o P3 Health Partners Inc.
2370 Corporate Circle, Suite 300
Henderson, NV 89074
(702) 910-3950
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
NA 2021 GRAT
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,907,484 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,907,484 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,907,484 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Includes 906,068 shares of Class V Common Stock and 906,068 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Ms. Abdou serve as trustees of the NA 2021 GRAT, a grantor retained annuity trust. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA 2021 GRAT.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 6.5%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
NA 2021 Trust
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,058,479 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,058,479 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,058,479 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Includes 287,883 shares of Class V Common Stock and 287,883 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Ms. Abdou serve as trustees of the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA 2021 Trust.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 2.6%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
NA Charitable Trust
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,437 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,437 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,437 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Includes 132,571 shares of Class V Common Stock and 132,571 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou, Ms. Abdou and their children serve as trustees of the NA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Ms. Abdou are beneficiaries. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA Charitable Trust.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 1.2%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
SA 2021 GRAT
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,907,484 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,907,484 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,907,484 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Includes 906,068 shares of Class V Common Stock and 906,068 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 GRAT, a grantor retained annuity trust. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the SA 2021 GRAT.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 6.5%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
SA 2021 Trust
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,058,479 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,058,479 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,058,479 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Includes 287,883 shares of Class V Common Stock and 287,883 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the SA 2021 Trust.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 2.6%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
SA Charitable Trust
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,437 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,437 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,437 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Includes 132,571 shares of Class V Common Stock and 132,571 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou, Mrs. Abdou and their children serve as trustees of the SA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA Charitable Trust.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 1.2%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
Abdou Family Trust
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,437,182 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,437,182 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,437,182 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    Dr. Abdou and Mrs. Abdou serve as trustees of the Abdou Family Trust, a revocable trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries. Dr. Abdou and Mrs. Abdou may be deemed to be beneficial owners of the securities held by the Abdou Family Trust.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 2.9%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
Sherif Abdou, M.D.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,794,207 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,794,207 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,794,207 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)    Includes 7,907,484 shares held by the NA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, 1,408,437 shares held by the NA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees, 7,907,484 shares held by the SA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, and 1,408,437 shares held by the SA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees. Dr. Abdou may be deemed to be a beneficial owner of the securities held by these trusts. Includes 2,653,044 shares of Class V Common Stock and 2,653,044 Units of P3 Health Group, LLC being held in escrow following the business combination {previously described} {described below} until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 20.9%.

CUSIP No. 744413 105
1    NAMES OF REPORTING PERSONS
Nahed N. Abdou
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3    SEC USE ONLY
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,185,982 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,185,982 (1)
	10	SHARED DISPOSITIVE POWER 0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,185,982 (1)
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8% (2)
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)    Includes 7,907,484 shares held by the NA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, 1,408,437 shares held by the NA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees, 7,907,484 shares held by the SA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, and 1,408,437 shares held by the SA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees. Mrs. Abdou may be deemed to be a beneficial owner of the securities held by these trusts. Includes 2,653,044 shares of Class V Common Stock and 2,653,044 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.
(2)    Based on information disclosed by the Issuer as of August 1, 2023, as disclosed in its quarterly report on Form 10-Q filed with the SEC on August 7, 2023, reflecting 114,249,272 shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 19.8%.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 by the Reporting Persons named therein (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.
This Amendment is being filed to (i) supplement the prior disclosure to reflect the second phase of a transaction bonus agreement which increases by 1,500,000 shares of Class A Common Stock the number of shares held by Dr. Abdou pursuant to the issuance of restricted stock units (“RSUs”) which will vest within 60 days of the date hereof, as previously reported on a Form 4 filed August 8, 2023 and (ii) to include the purchase of 108,225 shares of Class A Common Stock by Dr. Abdou, as previously reported on a Form 4 filed on May 16, 2023.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:
(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of  114,249,272  shares of Class A Common Stock and 198,427,339 shares of Class V Common Stock (including shares being held in escrow following the business combination until the resolution of a dispute among the former unitholders of P3 Health Group Holdings) outstanding as of August 1, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 7, 2023. Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.
The aggregate number of shares of Class V Common Stock beneficially owned by the Reporting Persons and, for the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.
NA 2021 GRAT is the direct beneficial owner of 7,907,484 shares of Class V Common Stock and 7,907,484 P3 LLC Units (including 906,068 shares of Class V Common Stock and 906,068 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the NA 2021 GRAT, a grantor retained annuity trust.
NA 2021 Trust is the direct beneficial owner of 3,058,379 shares of Class V Common Stock and 3,058,379 P3 LLC Units (including 287,883 shares of Class V Common Stock and 287,883 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.
NA Charitable Trust is the direct beneficial owner of 1,408,437 shares of Class V Common Stock and 1,408,437 P3 LLC Units (including 132,571 shares of Class V Common Stock and 132,571 P3 LLC Units held in escrow). Dr. Abdou, Mrs. Abdou and their children serve as trustees of the NA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries.
SA 2021 GRAT is the direct beneficial owner of 7,907,484 shares of Class V Common Stock and 7,907,484 P3 LLC Units (including 906,068 shares of Class V Common Stock and 906,068 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 GRAT, a grantor retained annuity trust.
SA 2021 Trust is the direct beneficial owner of 3,058,379 shares of Class V Common Stock and 3,058,379 P3 LLC Units (including 287,883 shares of Class V Common Stock and 287,883 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.
SA Charitable Trust is the direct beneficial owner of 1,408,437 shares of Class V Common Stock and 1,408,437 P3 LLC Units (including 132,571 shares of Class V Common Stock and 132,571 P3 LLC Units held in escrow). Dr. Abdou, Mrs. Abdou and their children serve as trustees of the SA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries.
Abdou Family Trust is the direct beneficial owner of 3,437,185 shares of Class V Common Stock and 3,437,182 P3 LLC Units. Mr. Abdou and Mrs. Abdou serve as trustees of the Abdou Family Trust, a revocable trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries.
Dr. Abdou is the direct holder of 1,608,225 shares of Class A Common Stock, pursuant to a purchase of 108,225 shares and an award of 1,500,000 RSUs that will vest within 60 days of the date hereof, as disclosed in Forms 4 filed May 16, 2023 and August 8, 2023, respectively. The RSUs were granted pursuant to the P3 Health Partners Inc. 2021 Incentive Award Plan in full satisfaction of the previously disclosed “Second Bonus” set forth in the Transaction Bonus Agreement between Reporting Person, the Issuer and P3 Health Group Management, LLC, dated

May 2022. Each RSU represents a right to receive one share of Class A common stock. The RSUs will be settled in Class A common stock on the earlier of (i) December 31, 2023 and (ii) the closing of the Issuer's first underwritten offering and sale of common stock.
(c) Except as set forth in this Statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.
(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported by this Statement.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2023

NA 2021 GRAT
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
NA 2021 TRUST
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
NA CHARITABLE TRUST
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
SA 2021 GRAT
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
SA 2021 TRUST
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
SA CHARITABLE TRUST
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
ABDOU FAMILY TRUST
/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee
/s/ Sherif Abdou
Sherif Abdou, M.D.
/s/ Nahed N. Abdou
Nahed N. Abdou